Exhibit (d)(2)
Perot Systems Corporation
1991 Stock Option Plan
Stock Option Agreement
[PERFORMANCE OPTIONS]
Non-Qualified Stock Option Grant
This Stock Option Agreement is not valid until a properly executed original copy is returned to Perot Systems Corporation. If you do not return a properly executed original copy on the Effective Date listed below, you will be deemed to have rejected the agreement unless Perot Systems
Corporation, in its sole discretion, determines otherwise.
[Non-employee Director Options to be modified as appropriate so that failure to be a director constitutes termination of employment].

Participant:	«FirstName» «LastName»
Effective Date:	«EffectiveDate»
Option Shares:	«OptionShares»
Exercise Price:	The Market Value of one share of Common Stock on ________, 2000.
Vesting Schedule:	As specified in the attached Exhibit A.
Expiration Date:	The close of business on the eleventh anniversary of Effective Date (or if such day is not a business day, the close of business on the next day that is a business day), unless terminated earlier under this Agreement or the Plan.
By signing this Agreement, the Participant:
•	Agrees to be bound by the terms of this Agreement and the Plan;

•	Acknowledges receiving an electronic or paper copy of (1) the Plan, (2) the Prospectus, for the Plan, and (3) Perot Systems’ most recent Annual Report on Form 10-K; and

•	Consents to receiving delivery of the all future communications and required documents relating to the Plan or this Agreement via TRAIN or other electronic transmission.

«FirstName» «LastName»	PEROT SYSTEMS CORPORATION

Signature: _______________	By: _____________________________
Chairman of the Board

Date: _______________

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1.	Certain Definitions. As used in this Agreement, the following terms have the meanings indicated:
(a)	“Agreement” means this Stock Option Agreement between Perot Systems and Participant.

(b)	“Committee” means the Board of Directors of Perot Systems or the committee of the Board, Chief Executive Officer or other officer of Perot Systems appointed to administer or to have authority with respect to the Plan.

(c)	“Common Stock” means the Class A Common Stock, $.01 par value per share, of Perot Systems.

(d)	“Company” means Perot Systems and its majority-owned subsidiaries, including, without limitation, Solutions Consulting.

(e)	“Confidential Information” means all written, machine reproducible, oral and visual data, information and material, including but not limited to the terms of this Agreement and the Plan, business, financial and technical information, computer programs, documents and records (including those that Participant develops in the scope of his or her employment) that (i) the Company or any of its customers or suppliers treats as proprietary or confidential through markings or otherwise, (ii) relates to the Company or any of its customers or suppliers or any of their business activities, products or services (including software programs and techniques) and is competitively sensitive or not generally known in the relevant trade or industry, or (iii) derives independent economic value from not being generally known to, and is not readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Confidential Information does not include any information or material that is approved by Perot Systems for unrestricted public disclosure.

(f)	“Effective Date” means the date set forth on the first page of this Agreement on which the term of this Agreement commenced.

(g)	“Expiration Date” means the date and time as of which the Option expires, which is the date described on the cover page of this Agreement.

(h)	“Market Value” of a share of Purchased Stock on a given date means the closing sale price for Purchased Stock, as determined in good faith by the Board of Directors, on such date or, if no closing sale price is available for such date, on the most recent prior date for which a closing sale price is available or, if no closing sale price is available, the closing bid price, as so determined, on such date or, if no closing bid price is available for such date, the closing bid price on the most recent prior date for which a closing bid price is available.

(i)	“Net Investment Proceeds,” with respect to any share of Purchased Stock sold or otherwise transferred by Participant or Participant’s successor in interest, means the greater of the value of the gross proceeds received for such share or

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the Market Value of such share on the date of sale or transfer less, in either case, (i) the exercise price of the Option for such share plus simple interest on such amount at the rate of 8% per annum to the date of the sale or transfer, (ii) any reasonable and customary commission paid for the sale or transfer, and (iii) the verified amount of any income taxes paid or payable on the sale or transfer.

(j)	“Option” means the right and option evidenced by this Agreement.

(k)	“Participant” means the individual named on the first page of this Agreement.

(l)	“Perot Systems” means Perot Systems Corporation, a Delaware corporation.

(m)	“Plan” means Perot Systems’ 1991 Stock Option Plan, as amended and restated as of February 25, 1999, as further amended from time to time.

(n)	“Purchased Stock” means any Common Stock purchased upon the exercise of this Option, together with any successor security, property or cash issued or distributed by Perot Systems or any successor entity, whether by way of merger, consolidation, share exchange, reorganization, liquidation, recapitalization, or otherwise.

(o)	“Solutions Consulting” means Solutions Consulting, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and the Pennsylvania corporation of the same name from which the Company acquired the business of Solutions Consulting, and any successor entity, whether by way of merger, consolidation, share exchange, reorganization, liquidation, recapitalization, or otherwise.

(p)	“Sufficient Reason” exists when an employee is terminated: (i) after any year in which Adjusted Operating Profits (as defined in Exhibit A) of Solutions Consulting have failed to increase by 10% over the previous year, (ii) Participant has substantially underperformed, as determined in the sole discretion of the chief executive officer of Solutions Consulting in the case of every employee of Solutions Consulting except the chief executive officer and, in the case of the chief executive officer of Solutions Consulting, as determined in the sole discretion of the chief executive officer of Perot Systems, (iii) Participant is terminated in a Termination for Substantial Misconduct, (v) Participant resigns, or (vi) by the Company (which the Company has the right to do, with or without cause, in its sole discretion) prior to the Closing Date under the Asset Purchase Agreement dated March 1, 2000 pursuant to which this Option was granted.

(q)	“Termination for Substantial Misconduct” means termination of employment for conduct resulting in a felony conviction of the Participant; actions involving theft or dishonesty in a material matter; material breach of any obligation under Section 5 of this Agreement ; or willful, knowing, and material failure by Participant to carry out the written material directions, and instructions, policies applicable to Solutions Consulting.

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(r)	“Total Disability” of Participant means a mental or physical disability of the Participant that the Committee, in its sole discretion, determines will permanently prevent the Participant from performing the duties of his or her current occupation with the Company or any other reasonable occupation (suitable for a person in good health having the Participant’s educational background, employment history, training, and skills) with the Company or any other employer, but does not include any condition that the Committee, in its sole discretion, determines to have resulted from the Participant’s use of alcohol, drugs, or other chemical substances, or from actions taken by Participant with the intention of causing self-injury or with reckless disregard for personal health and safety.

(s)	“Transfer” or “transfer” or derivations thereof includes any sale, assignment, gift, exchange or any other disposition (other than dispositions caused by the foreclosure on a pledge, encumbrance, hypothecation, or mortgage where the successor holder remains subject to the transfer restrictions stated in this Agreement).

(t)	“Vesting,” or “Vested” or derivations thereof with respect to any Option issued under this Agreement, means receiving the right to exercise the Option.

(u)	“Vesting Period” means the period of time commencing on the Effective Date of this Agreement and ending on the date on which the entire Option has Vested.
2.	Grant of Option; Exercise of Option; Purchase of Stock.
(a)	Subject to the terms, conditions, and restrictions set forth in the Plan (which is incorporated in this Agreement by reference) and this Agreement, Perot Systems hereby grants to Participant, and Participant hereby accepts from Perot Systems, the option to purchase from Perot Systems

(i) the number of shares of Common Stock specified as the “Option Shares” on the first page of this Agreement,

(ii) at the purchase price per share of Common Stock specified as the “Exercise Price” on the first page of this Agreement,

(iii) which option will Vest in Participant in accordance with the Vesting Schedule specified on the first page of this Agreement.

Participant will have the right to exercise the Vested Option and purchase Common Stock after the Option Vests as provided in Section 2(d) below.

(b)	The purchase price of shares as to which the Option is exercised must be paid to Perot Systems at the time of the exercise either in cash or in such other consideration as the Committee may approve having a total fair market value, as

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determined by the Committee, equal to the purchase price, or a combination of cash and such other consideration.

(c)	The Committee may elect to assist Participant in satisfying an obligation to pay or withhold taxes required as a result of the exercise of this Option by accepting shares of Purchased Stock at Market Value to satisfy the tax obligation. The shares of Purchased Stock accepted may be either shares withheld upon the exercise of this Option or other shares already owned by Participant. In determining whether to approve acceptance of Purchased Stock to satisfy such a tax obligation, the Committee may consider whether the shares proposed to be delivered are subject to any holding period or other restrictions on transfer and may waive or arrange for the waiver of any such restrictions.

(d)	The Option is only exercisable as to Vested Options. Once Vested, the Option may be exercised until the Expiration Date, provided, however, if the Participant ceases to be an employee because of Participant’s resignation or because Participant was terminated where Sufficient Reason exists, the Option may be exercised only for 120 days after the date of cessation of employment, and in any case no later than the Expiration Date; provided that if an issue is subject to arbitration under Section 18 at the end of such 120-day period or the Expiration Date, the time for exercise of the portion of the Option subject to such arbitration will be extended for a period of 120 days beyond the final resolution of such arbitration.

(e)	The Option is exercisable by delivery of an exercise notice, in the form and format and by the method approved by Perot Systems’ stock administrator, which form and format may be electronic and solely available by access through Perot Systems internal computer network, which notice will state the election to exercise the Option, the number of Vested shares of Common Stock with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company in accordance with the terms of the Plan. The Option will be deemed to be exercised upon receipt by the Company of such exercise notice and the purchase price of the Vested shares of Common Stock as to which the Option is exercised, provided that Participant has concurrently made adequate provision for fulfilling all applicable tax withholding requirements and other tax obligations. If the Company in its sole discretion determines that it is necessary or desirable to withhold any amounts for taxes on Participant’s behalf, Participant shall reimburse the Company for such amounts immediately after being notified of them. If Participant does not reimburse the Company for such amounts, the Company may in its sole discretion either (i) recover such amounts by selling or canceling at Market Value sufficient shares of any Purchased Stock held by Participant or (ii) rescind the exercise, to the extent necessary, in the sole discretion of the Company, to compensate for such failure by Participant.

(f)	The Company hereby represents and warrants to Participant that: (i) Perot Systems has the requisite corporate power and authority to issue to Participant the Option and to issue the Option Shares to Participant in accordance with the terms

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of this Agreement; (ii) the issuance of the Option and the performance of this Agreement by Perot Systems has been authorized by all necessary action on the part of Perot Systems; (iii) Perot Systems has duly reserved for issuance the Option Shares; (iv) the Option Shares have been duly authorized and, when issued under the terms of this Agreement, will be, validly issued, fully paid, and nonassessable; (v) the issue and sale by Perot Systems of the Option Shares to Participant have been duly registered under the Securities Act of 1933, as amended, and qualified (or exempt from any requirement of qualification) under applicable state securities laws; and (vi) the Option Shares have been listed for trading on the New York Stock Exchange.
3.	Restrictions on Transfer. The Option may not be sold or otherwise transferred and is exercisable only (i) by Participant during Participant’s lifetime, (ii) by Participant’s estate if Participant ceases to be an employee of the Company by reason of Participant’s death, or (iii) by Participant’s guardian of property if one is appointed by reason of Participant’s Total Disability, unless the Committee otherwise agrees in writing or unless the transfer is by will or the laws of descent and distribution upon Participant’s death. Perot Systems is not obligated to recognize any purported sale, other transfer, or exercise of the Option in violation of this Section 3 and, unless it elects to do otherwise, may treat any such purported sale, transfer, or exercise as null, void, and of no effect.

4.	Rights to Buy Back Purchased Stock and to Require Payback of Certain Profits.
(a)	If the Committee discovers that Participant has engaged in any conduct prohibited by Section 5 or if Participant ceases to be employed by the Company and the Committee, in its sole discretion, determines that Participant’s cessation of employment resulted from a Termination for Substantial Misconduct or would have resulted in a Termination for Substantial Misconduct had the relevant facts been known at the time of Participant’s cessation of employment, Perot Systems will have the right until the earlier of (i) 150 days after the Committee discovers the relevant facts or (ii) the second anniversary of such termination of employment to cancel any unexercised Option, whether or not Vested, and to buy back from Participant any shares of Purchased Stock then owned by Participant, at a purchase price equal to the price per share paid by Participant for the shares plus simple interest on such amount at the rate of 8% per annum from the date of payment by Participant to the date of tender of payment by Perot Systems as set forth in Section 4(b), and the right to require Participant to pay back to Perot Systems in cash the Net Investment Proceeds with respect to any shares of Purchased Stock that have been sold or otherwise transferred by Participant.

(b)	Whenever Perot Systems has a right to buy back shares of Purchased Stock or to require Participant to pay back to Perot Systems Participant’s Net Investment Proceeds with respect to any shares of Purchased Stock under this Section 4, Perot Systems may exercise its right by notifying Participant of Perot Systems’ election to exercise its right within the designated exercise period. The giving of such notice will give rise to an obligation on the part of Participant to tender to

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Perot Systems, within 10 days, any previously issued certificate representing shares of Purchased Stock to be bought back, duly endorsed in blank or having a duly executed stock power attached in proper form for transfer. If any such certificate is not tendered within 10 days, Perot Systems may cancel any outstanding certificate representing shares to be bought back. Perot Systems is required to tender the purchase price for shares to be bought back under this Section 4 within 20 days of giving notice of its election to exercise its right to buy back shares. If the person from whom the shares are to be bought back has not complied with an obligation to return a certificate representing shares to be bought back, however, Perot Systems is not required to tender the purchase price until 20 days after the certificate is returned or 20 days after it cancels the certificate, whichever occurs first.
5.	Non-Competition and Non-Disclosure. Participant acknowledges that: (i) in the course and as a result of employment with the Company, Participant will obtain special training and knowledge and will come in contact with the Company’s current and potential customers, which training, knowledge, and contacts would provide invaluable benefits to competitors of the Company; (ii) the Company is continuously developing or receiving Confidential Information, and that during Participant’s employment he or she will receive Confidential Information from the Company, its customers and suppliers and special training related to the Company’s business methodologies; and (iii) Participant’s employment by Company creates a relationship of trust that extends to all Confidential Information that becomes known to Participant. Accordingly, and in consideration of Perot Systems’ granting this Option to Participant, Participant agrees that Perot Systems will be entitled to terminate all rights to exercise the Option and to exercise the rights specified in Section 4 above if Participant does any of the following without the prior written consent of the Company:
(a)	while employed by the Company or within one year thereafter (except that the following will not apply if Participant’s employment was not terminated for Sufficient Reason):
(i)	competes with, or engages in any business that is competitive with, Solutions Consulting within 50 miles of the principal location at which Participant was employed by or provided services to Solutions Consulting;

(ii)	solicits or performs services, as an employee, independent contractor, or otherwise, for any person (including any affiliates or subsidiaries of that person) that is or was a customer or prospect of the Company during the two years before Participant’s employment with the Company ended if Participant solicited business from or performed services for that customer or prospect while employed by Company, if the business for which Participant is soliciting or performing services is competitive with Solutions Consulting; or

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(iii)	recruits, hires, or helps anyone to recruit or hire anyone who was an employee of Perot Systems, or, knowingly recruits, hires, or knowingly helps anyone to recruit or hire anyone who was an employee of any of its customers for whom Participant performed services of from whom Participant solicited business, within the six months before Participant’s employment with the Company ended.
(b)	discloses or uses any Confidential Information, except in connection with the good faith performance of Participant’s duties as an employee of the Company or, solely with respect to the terms of this Agreement or the Plan, to Participant’s spouse; or fails to take reasonable precautions against the unauthorized disclosure or use of Confidential Information; or fails, upon Perot Systems’ request, to execute and comply with a third party’s agreement to protect its confidential and proprietary information; or solicits or induces the unauthorized disclosure or use of Confidential Information.
If any court of competent jurisdiction finds any provision of this Section 5 to be unreasonable, then that provision shall be considered to be amended to provide the broadest scope of protection to the Company that such court would find reasonable and enforceable.

6.	Stock Certificates; Rights as Shareholder. Each certificate representing shares of Purchased Stock will bear such legends as the Committee determines are necessary or appropriate. Whether or not certificates representing shares of Purchased Stock have been issued or delivered, Participant will have all the rights of a shareholder of Purchased Stock, including voting, dividend and distribution rights, with respect to shares of Purchased Stock owned by Participant. Participant will not have any rights as a shareholder with respect to any shares of Purchased Stock subject to the Option before the date of issuance to Participant of shares upon exercise of the Option.

7.	Compliance with Plan. If the provisions of the Plan are inconsistent with the provisions of this Agreement, the provisions of the Plan supersede the provisions of this Agreement.

8.	Notices.
(a)	All notices or other communications relating to this Plan or any other matter relating to this Agreement given to the Committee, Perot Systems, or any Company will be deemed delivered on the day the notice or other communication is received in tangible written form by the Stock Administrator at Perot Systems’ corporate headquarters address, provided that such notice is in the form specified by Perot Systems.

(b)	All notices or other communications relating to this Plan or any other matter relating to this Agreement given to a Participant by the Committee, Perot Systems, or any Company will be deemed delivered on the first day the notice or other communication is (1) personally delivered to that person, (2) electronically transmitted to a person who on the

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date of that transmission either is an employee of any Company or has consented to receiving notices by electronic transmission to the last known electronic transmission address of that person, provided that an acknowledgement of receipt is returned, or (3) placed in the official government mail of the country of the sender in an envelope with proper postage paid addressed to the last known address of that person as reflected in Perot Systems’ personnel or stock records.

(c)	Either party may at any time change its address for notification purposes by giving the other written notice of the new address and the date upon which it will become effective.

(d)	Consent to Electronic Delivery of Notices, Plan Documents, and Prospectuses. By executing this Agreement, the Participant will be deemed to consent to receiving copies of all notices and other communications relating to the Plan and this Agreement by electronic transmission, including but not limited to the Prospectus relating to the Plan, all participation materials, and all other documents required to be delivered in connection with the Plan. Upon request, Perot Systems will provide any such documents to any Eligible Associate in tangible written form.
9.	Remedies. Perot Systems is entitled, in addition to any other remedies it may have at law or in equity, to temporary and permanent injunctive and otherwise equitable relief to enforce the provisions of this Agreement.

10.	Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors, and assigns. However, Participant does not have the power or right to assign this Agreement without the prior written consent of Perot Systems.

11.	Attorneys’ Fees. If any legal proceeding is brought to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which that party may be entitled.

12.	Severability. If any provision of this Agreement is held invalid or unenforceable for any reason, the validity and enforceability of all other provisions of this Agreement will not be affected.

13.	Headings. The section headings used herein are for reference and convenience only and do not affect the interpretation of this Agreement.

14.	Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the choice of law rules in such law or any other principal that could require the application of the laws of any other jurisdiction.

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15.	Entire Agreement. This Agreement, together with the Plan and any procedure adopted by the Committee thereunder, constitutes the entire agreement between the parties with respect to its subject matter and may be waived or modified only in writing.

16.	Changes in Capitalization. If any change is made in the Common Stock (including, but not limited to, changes resulting from a stock dividend, stock split, merger, consolidation, reorganization, recapitalization, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by Perot Systems), the Committee will equitably adjust the number of shares of Common Stock and the Exercise Price for those shares that are subject to outstanding rights under this Agreement to preserve the rights of Participant under this Agreement. The determination of the Committee with respect to any such adjustments shall be final, binding and conclusive.

17.	No Guarantee of Continued Employment. Participant acknowledges and agrees that the Vesting of shares of Common Stock under this Agreement is earned only while continuing service to the Company as an employee at the will of the Company (and not through the act of being hired, being granted an Option or purchasing shares under this Agreement). Participant further acknowledges and agrees that this Agreement, the transactions contemplated hereunder and the Vesting schedule set forth herein do not constitute an express or implied promise of continued employment by the Company for the Vesting Period, for any period, or at all, and shall not interfere with Participant’s right or the Company’s right to terminate Participant’s employment relationship with the Company at any time, with or without cause.

18.	Arbitration. Any controversy, dispute, or claim arising under Section 4, Section 5, or with respect to Vesting of Option Shares under this Agreement will be finally settled by arbitration conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date of this Agreement; provided, that with respect to any controversy, dispute, or claim as to whether any adjustment to the Vesting Schedule as provided in Section 2(f) of Exhibit A to this Agreement should be made, the parties agree that the Representative (as defined in Exhibit A to this Agreement) and a senior executive of Perot Systems having direct responsibility for Solutions Consulting will discuss and negotiate the matter in good faith for a period of twenty days to attempt to resolve any such controversy, dispute, or claim, and if such efforts are not successful, the parties agree that the Representative and the Chairman of the Board of Perot Systems will discuss and negotiate such matter in good faith for an additional period of twenty days before commencing any arbitration with respect thereto under this Agreement. Any resolution reached by Perot Systems and the Representative will be final and binding on Perot Systems and Participant. Notwithstanding any provision of the American Arbitration Association Commercial Arbitration Rules, any such arbitration will be conducted before and decided by one arbitrator. The parties to the arbitration (which will include the Representative as the sole representative of Participant and all other parties to Similar Agreements (as defined in Exhibit A to this Agreement)) will request that the American Arbitration Association provide the parties with a list of five potential arbitrators composed of individuals that are former judges of the Chancery Court for the State of Delaware or the federal courts of such state. Each party will then strike from the list (taking turns, beginning with the Representative) two

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names. After the rights to strike are exercised, the individual remaining on the list will be the arbitrator. Any such arbitration will take place in the City of Wilmington, Delaware. The arbitrators in any such arbitration will apply the laws of the State of Delaware and the United States of America. In any arbitration with respect to Section 4 or Section 5, it will be irrebuttably presumed that the provisions of this Agreement are legal, valid, binding, and fully enforceable. In any arbitration under this Agreement, this Agreement will be deemed to have been made in, and shall be governed by and construed under the laws of, the State of Delaware and the United States of America. Any decision rendered by the arbitrator will be final and binding on Participant and all other parties to Similar Agreements and judgment thereon may be entered in any court having jurisdiction or application may be made to such court for an order of enforcement as the case may require. The parties intend that this agreement to arbitrate be irrevocable and the exclusive means of settling all disputes with respect to Section 4, Section 5, or the Vesting of Option Shares under this Agreement, whether for money damages or equitable relief. If arbitration is invoked in accordance with the provisions of this Agreement, the prevailing party in the arbitration will be entitled to recover from the other all costs, fees, and expenses pertaining or attributable to such arbitration, including reasonable attorneys’ fees.

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EXHIBIT A
     1. Defined Terms. Terms used in this Exhibit A have the meanings given to them in the Agreement. In addition, the following terms have the meanings indicated:
“Acceleration Amount” refers to the First Acceleration Amount, the Second Acceleration Amount, the Third Acceleration Amount, and the Fourth Acceleration Amount.

“Acceleration Event” refers to the First Acceleration Event, the Second Acceleration Event, the Third Acceleration Event, and the Fourth Acceleration Event.

“Acceleration Event Date” refers to the First Acceleration Event Date, the Second Acceleration Event Date, the Third Acceleration Event Date, and the Fourth Acceleration Event Date.

“Acquired Unit” means Solutions Consulting, Inc., a wholly owned subsidiary of Perot Systems that acquired substantially all the assets of a Pennsylvania corporation of the same name, and any successor entity.

“Adjusted Operating Profits” means the operating profit of the Acquired Unit, computed as provided in Section 3 of this Exhibit A consistent with generally accepted accounting standards and the consolidated financial statements of Perot Systems and then adjusted as follows: (i) the Acquired Unit will not be charged for any net adverse effects resulting from policies imposed by Perot Systems without the consent of the Representative or incurred by reason of the affiliation of the Acquired Unit with Perot Systems; (ii) the Acquired Unit will not be charged for any good will amortization arising from its acquisition by Perot Systems; (iii) no effect will be given in calculating the amount of Adjusted Operating Profits to any amounts received by the Acquired Unit under Article VI of the Asset Purchase Agreement; (iv) Pull Through Profit will be included in the calculation of Adjusted Operating Profits; and (v) revenue generated by Perot System’s personnel utilized on Solutions Consulting projects will be recognized by Solutions Consulting and charged to Solutions Consulting at such personnel’s regular rates.

“Asset Purchase Agreement” means the Asset Purchase Agreement dated as of March 1, 2000 pursuant to which Perot Systems acquired the Acquired Unit.

“Autonomy Termination Date” means the earlier to occur of: (i) the fourth anniversary of the Agreement; (ii) the date on which either of Mark G. Miller or Sanford B. Ferguson ceases to be employed by Solutions Consulting for any reason, except for such a cessation that is the result of a termination effected by Perot Systems without Sufficient Reason; (iii) the end of any one-year period for which Adjusted Operating Profit is determined under this

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Exhibit A for which Adjusted Operating Profit has not increased by at least 10% over the previous year; (iv) the end of any period of two-consecutive years for which Adjusted Operating Profit is determined under this Exhibit A for which the average Adjusted Operating Profit per year for such two-year period has not increased by 20% or more over the year immediately preceding such two-year period.

“Base Amount” means for each one-year period ending on the dates shown below, the amounts shown:

March 31, 2001	$17,000,000
March 31, 2002	$23,800,000
March 31, 2003	$33,300,000
March 31, 2004	$46,600,000
“Designated Business Plan Components” means those matters which effect the manner and quality of delivery of services, the ability to recruit, or the ability to sell services.

“Factor” means (a) a fraction, the numerator of which is the percentage increase in Adjusted Operating Profit over the Base Amount for the year being determined, minus 10% (meaning such percentage increase, expressed as a decimal, minus .10), and the denominator of which is 30% (but in no event will such fraction be less than 0 nor more than 1) plus (b) with respect to years ending March 31, 2002, 2003, and 2004, a fraction, the numerator of which is the excess of the percentage increase in Adjusted Operating Profit over the Target Amount and the denominator of which is 30% (but in no event will such fraction be less than 0 nor more than the aggregate shortfall in the prior years determined hereunder for the Factor from 1 (to the extent not previously applied)).

“Maximum Amount” means one-quarter of the number of Option Shares.

“Pull Through Contract” means any contract entered into by the Company with any person or entity introduced to the Company by the Acquired Unit or with respect to which the Acquired Unit had a significant sales role (in each case to be documented in advance as specified in Section 4 of this Exhibit A).

“Pull Through Profits” means, for any period for which it is determined, a dollar amount equal to the first 4% of revenue recognized on each Pull Through Contract during such period plus the dollar amount of operating margin recognized on each Pull Through Contract during such period in excess of 24% but less than 27%.

“Representative” means the person or persons designated as such in the Representative Agreement. Perot Systems will be fully justified in its good faith reliance on the Representative Agreement. Perot Systems will be fully justified

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in relying on any instrument it believes to be genuine in determining the identity and authority of the Representative.

“Representative Agreement” means the Representative Agreement dated the date of this Agreement entered into by the Acquired Unit and the other parties to the Similar Agreements.

“Similar Agreements” refers to the agreements between Perot Systems and former employees of the predecessor of Solutions Consulting executed on the same date as the Agreement having terms and conditions substantially similar to the Agreement.

“Target Amount” means for each one-year period ending on the dates shown below, the amounts shown:

March 31, 2001	$23,800,000
March 31, 2002	$33,300,000
March 31, 2003	$46,600,000
March 31, 2004	$65,300,000
     2. Vesting Schedule.
          (a) In the event that no Acceleration Event occurs, the vesting schedule for the Option Shares will be as follows:

	Percentage of Option	Number of
Vesting Date	Shares Vesting	Shares Vesting
March 31, 2001	0%	0
March 31, 2002	0%	0
March 31, 2003	0%	0
March 31, 2004	0%	0
March 31, 2005	0%	0
March 31, 2006	0%	0
March 31, 2007	0%	0
March 31, 2008	0%	0
March 31, 2009	0%	0
March 31, 2010	100%	****
Totals	100%	****
          (b) If for the year ended March 31, 2001, the Acquired Unit has Adjusted Operating Profits of at least the Base Amount, then on the first day of the first month following completion by Perot Systems of Acquisition Sub’s financial statements (the “First Acceleration Event”), which will be no later July 1, 2001 a number of shares (the “First Accelerated Amount”) equal to the Maximum Amount multiplied by the Factor will be immediately Vested.
          (c) If for the year ended March 31, 2002, the Acquired Unit has Adjusted Operating Profits of at least the Base Amount (the “Second Acceleration Event”), then on the first day of the first month following completion by Perot Systems of the Acquired

1991 Stock Option Plan	A-3	Stock Option Agreement

Unit’s financial statements, which date will be no later July 1, 2002, a number of shares (the “Second Accelerated Amount”) equal to the Maximum Amount multiplied by the Factor will be immediately Vested.
          (d) If for the year ended March 31, 2002, the Acquired Unit has Adjusted Operating Profits of at least the Base Amount (the “Third Acceleration Event”), then on the first day of the first month following completion by Perot Systems of the Acquired Unit’s financial statements, which date will be no later July 1, 2003, a number of shares (the “Third Accelerated Amount”) equal to the Maximum Amount multiplied by the Factor will be immediately Vested.
          (e) If for the year ended March 31, 2003, the Acquired Unit has Adjusted Operating Profits of at least Base Amount (the “Fourth Acceleration Event”), then on the first day of the first month following completion by Perot Systems of the Acquired Unit’s financial statements, which date will be no later July 1, 2004, a number of shares (the “Fourth Accelerated Amount”) equal to the Maximum Amount multiplied by the Factor will be immediately Vested.
          (f) Perot Systems and Participant agree that Participant will (but if and only to the extent, which may be none, determined pursuant to Section 4 of this Exhibit A and Section 18 of the Agreement) be entitled to have the Vesting Date of the Option accelerated with respect to some or all of the Option Shares in the event that any of the following occurs prior to the Autonomy Termination Date (such number of Option Shares to be accelerated, if any, to be determined to be fair by the Arbitrator in accordance with Section 18):
     (i) Solutions Consulting is merged with or into another entity; Solutions Consulting sells, transfers, or otherwise disposes of a majority or more of its assets in one transaction or a series of related transactions or Solutions Consulting dissolves, liquidates, or otherwise ceases business operations as a single entity, in any such case, without the consent of the Representative;
     (ii) Perot Systems causes, directly or indirectly, any material change in the Designated Business Plan Components, subject to the following:
(A)	Promptly, and in any event within 20 days after the chief executive officer of Solutions Consulting gains actual knowledge of any event or plan that he or she believes would cause a material change in the Designated Business Plan Components, the chief executive officer of Solutions Consulting must give written notice to the principal executive officer of Perot Systems having responsibility for Solutions Consulting specifying the plan or event that he or she believes will constitute cause a material change in the Designated Business Plan Components and briefly stating the grounds for his or her belief. Failure to deliver such notice will waive any right of Participant to assert that a material change in the Designated Business Plan Components has occurred.

(B)	For a period of 20 days following actual receipt of the notice referred to in clause (A), the chief executive officer of Solutions Consulting and Perot Systems (with the involvement of the principal executive officer of Perot

1991 Stock Option Plan	A-4	Stock Option Agreement

Systems having responsibility for Solutions Consulting) will discuss in good faith whether the plan or event referred to in such notice in fact constitutes a material change in the Designated Business Plan Components and the appropriate action to take if such is the case. During such period, Perot Systems will have the option to cure any action that would otherwise result in a material change in the Designated Business Plan Components or to decide to withdraw any plan that would otherwise result in a material change in the Designated Business Plan Components. No material change in the Designated Business Plan Components will be deemed to occur for so long as Perot Systems actively and in good faith pursues such cure or withdrawal. Any resolution of the issues resulting from such discussion being final and binding on Perot Systems and Participant.

(C)	In the event that no resolution is reached as a result of the discussions contemplated by clause (B), then the parties agree that any unresolved issues will be finally settled by arbitration as provided in Section 18 of the Agreement.
     (iii) Perot Systems causes, directly or indirectly, any material change to the operating policies of Solutions Consulting (other than a material change in a Designated Business Plan Component), subject to the following:
(A)	Promptly, and in any event within 20 business days after the chief executive officer of Solutions Consulting gains actual knowledge of any event or plan that he or she believes would materially and adversely affect the ability of Solutions Consulting to achieve financial results that would result in the maximum acceleration of Vesting under the Agreement (a “Material Operating Change”), the chief executive officer of Solutions Consulting must give written notice to the principal executive officer of Perot Systems having responsibility for Solutions Consulting specifying the plan or event that he or she believes will constitute a Material Operating Event and briefly stating the grounds for his or her belief. Failure to deliver such notice will waive any right of Participant to assert that a Material Operating Change has occurred.

(B)	For a period of twenty days following actual receipt of the notice referred to in clause (A), the chief executive officer of Solutions Consulting and Perot Systems (with the involvement of the principal executive officer of Perot Systems having responsibility for Solutions Consulting) will discuss in good faith whether the plan or event referred to in such notice in fact constitutes an event or plan that would materially and adversely affect the ability of Solutions Consulting to achieve financial results that would result in the maximum acceleration of Vesting under the Agreement and the appropriate action to take if such is the case. During such period, Perot Systems will have the option to cure any action that would otherwise result in a Material Operating

1991 Stock Option Plan	A-5	Stock Option Agreement

Event or to decide to withdraw any plan that would otherwise result in a Material Operating Event. No Material Operating Event will be deemed to occur for so long as Perot Systems actively and in good faith pursues such cure or withdrawal. Any resolution of the issues resulting from such discussion being final and binding on Perot Systems and Participant.

(C)	In the event that no resolution is reached as a result of the discussions contemplated by clause (B), then the parties agree that any unresolved issues will be finally settled by arbitration as provided in Section 18 of the Agreement, provided that no event or plan will ever constitute a Material Operating Event if, after good faith consultation with the chief executive officer of Solutions Consulting, such event or plan is approved of in writing by the chief executive officer of Perot Systems.
After any of the items listed in the foregoing clauses (i) through (iii) occurs, the Representative and Perot Systems agree that before invoking the provisions of Section 18 of the Agreement, they will negotiate in good faith for a period of thirty days, with the involvement of senior executives of Solutions Consulting and Perot Systems, to determine whether any acceleration of the Vesting of the Options is warranted by such event. Any dispute with respect thereto will be settled by arbitration as provided in Section 18 of the Agreement.
          (g) The number of shares, if any, included in each Acceleration Amount will be certified to the Company by Perot Systems’ chief financial officer. Upon reasonable request, the Representative will have the right to review the financial calculations of any Acceleration Amount and any reasonably related supporting information, including Perot Systems’ financial statements, at Participant’s expense. Any disputes will be finally settled by arbitration as provided in Section 18 of the Agreement.
          (h) Notwithstanding the other provisions of this Agreement:
(I)	If the Company terminates the employment of Participant for Sufficient Reason, then Vesting of the Option will terminate as to all portions of the Option not then Vested.

(II)	If Perot Systems terminates the employment of Participant otherwise than for Sufficient Reason, then the Vesting of the Participant’s Options will continue as though Participant were still employed by the Company, but only if and to the extent that an Acceleration Event occurs after such termination, and otherwise all Vesting will cease.

(III)	If (and for so long as) Participant has a Total Disability, then the Vesting of Participant’s Options will continue as though Participant were still employed by the Company, but only if and to the extent that an Acceleration Event occurs after such termination, and otherwise all Vesting will cease.

(IV)	In the case of any alteration of the Vesting schedule as set forth in Section 2(b),(c),(d), or (e) of this Exhibit A, the remaining Unvested Shares will Vest on the Vesting Date for the last 12-month period specified in Section 2(a).

1991 Stock Option Plan	A-6	Stock Option Agreement

(V)	If Participant dies while an employee, Participant will be entitled to the immediate Vesting of the Option.

(VI)	If Participant’s employment with the Company is terminated for any reason following July 1, 2004 (other than death or during Participant’s Total Disability), then all Vesting of the Option will cease.
     3. Procedures.
          (a) As promptly as reasonably practicable after each 12-month period ending March 31 for which an Acceleration Event could occur, Perot Systems will cause to be prepared and delivered to Participant a statement setting forth amount of Adjusted Operating Profits for such period and the resultant alterations to the Vesting Schedule, together with a brief summary of the basis for its such determination of Adjusted Operating Profits. Such statement will be final and binding on Perot Systems and Participant unless the Representative delivers a notice of disagreement setting forth the specific bases of disagreement to Perot Systems within 10 days of the delivery of the statement by Perot Systems. In the event that such notice is delivered to Perot Systems, Perot Systems and the Representative will negotiate in good faith for thirty days to resolve the differences stated in the notice. Any resolution reached by Perot Systems and the Representative will be final and binding on Participant, Perot Systems, and all other parties to the Similar Agreements. In the event that no such resolution is reached, such matter will be finally settled by arbitration as provided in Section 18 of the Agreement.
          (b) Each Participant agrees that if during any period of time Perot Systems determines that there is no duly acting Representative, Perot Systems will give twenty days’ written notice to Participant. If during such 20-day period, no Representative is appointed, no subsequent action taken by Perot Systems after the expiration of such 20-day period and until a Representative is duly appointed will be deemed, in whole or part, to be the basis for any acceleration under Section (f) of this Exhibit A. Participant agrees that the Representative has irrevocable power to bind Participant to any decision or action that the Representative has power to enter into under this Agreement.
     4. Certain Agreements. Each of Perot Systems and Participant agrees to act reasonably and in good faith with respect to the designation of which opportunities will constitute Pull Through Contracts if entered into by the Company. In particular, and without limiting the foregoing, (i) Perot Systems will in good faith provide appropriate incentives to employees of the Company to encourage them to pursue opportunities that could result in Pull Through Contracts; and (ii) Participant agrees that no opportunity that is not reasonably documented in a writing executed by an executive officer of Perot Systems at or prior to the time a contract is entered into by the Company will constitute a Pull Through Contract; provided that if the Acquired Unit requests that an opportunity be designated a Pull Through Contract and after 10 days’ written notice to an executive officer of Perot Systems such request has not been granted, then the Acquired Unit will be entitled to make such request to the chief executive officer of Perot Systems. Participant also understands that the Company has, as of the date of the Agreement, relationships disclosed in the Asset Purchase Agreement that place substantial restrictions on the manner in which the Company may do business, including, without limitation, requiring exclusive dealing with designated entities, prohibiting competition, limiting the solicitation of employees and customers of designated entities, and requiring certain business opportunities to be offered to a designated entity.

1991 Stock Option Plan	A-7	Stock Option Agreement

Participant agrees that in no event will a good faith attempt to comply with such restrictions by the Company be grounds, in whole or in part, for any acceleration of Vesting under Section 2(f) of this Exhibit A.

1991 Stock Option Plan	A-8	Stock Option Agreement